FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

Expressed in Canadian Dollars

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		March 31,	December 31,
		2007	2006

ASSETS

	CURRENT
	Cash	$177,677	$880,201
	Short-term investments	700,000	-
	Taxes recoverable, accounts receivable and prepaids	31,944	24,212
		909,621	904,413

	RECLAMATION BONDS	28,444
	MINERAL PROPERTIES (Note 3)	1,391,972	1,371,697
	EQUIPMENT, net of accumulated amortization of $3,807	446	470

		$2,330,483	$2,276,580

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$32,403	$58,451

		32,403	58,451

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	11,754,742 common shares	4,523,710	4,337,082
	SHARE PURCHASE WARRANTS (Note 5)	-	5,828
	CONTRIBUTED SURPLUS (Note 5)	389,517	389,517
	DEFICIT	(2,615,147)	(2,514,298)

		2,298,080	2,218,129

		$2,330,483	$2,276,580

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited, prepared by management)
(Expressed In Canadian Dollars)

	Three months ended March 31, 2007	Three months ended March 31, 2006

EXPENSES
Consulting	$16,626	$16,212
Consulting – stock based compensation (Note 5)	-	9,724
Amortization	24	30
Management fees (Note 4)	15,000	15,000
Officers and directors fees - stock-based compensation (Note 5)	-	70,381
Office and general	4,249	1,818
Professional fees	7,686	262
Transfer agent, filing fees and shareholder relations	56,160	66,014
Travel and promotion	7,842	1,848

LOSS BEFORE THE FOLLOWING	(107,587)	(181,289)

Interest Income	6,738	2,076

NET LOSS FOR THE PERIOD	(100,849)	(179,213)

DEFICIT, BEGINNING OF PERIOD	(2,514,298)	(1,792,140)

DEFICIT, END OF PERIOD	$(2,615,147)	$(1,973,353)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.009)	$(0.018)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	11,488,558	9,957,670

The accompanying notes are an integral part of these consolidated financial statements

 MAX RESOURCE CORP.

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended March 31, 2007	Three months ended March 31, 2006

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(100,849)	$(179,213)
Adjust for items not involving cash:
Amortization	24	30
Non-cash consulting expense – stock based compensation	-	80,105
	(100,825)
		(99,078)
Changes in non-cash working capital items:
(Increase) in taxes recoverable and prepaids	(17,288)	1,079
Increase (decrease) in accounts payable	(26,047)	(6,858)

CASH USED IN OPERATING ACTIVITIES	(144,160)	(104,857)

FINANCING ACTIVITIES
Issuance of common shares	180,800	33,000

	180,800	33,000

INVESTING ACTIVITIES
Reclamation bonds	(18,888)	-
Short-term investments	(700,000)	-
Mineral properties acquisition and exploration costs (Note 3)	(20,276)	(58,623)

	(739,164)	(58,623)

INCREASE IN CASH DURING THE PERIOD	(702,524)	(130,480)

CASH, BEGINNING OF PERIOD	880,201	565,725

CASH, END OF YEAR	$177,677	$435,245

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 20% per annum.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities .  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year.

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year..

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 3.

MINERAL PROPERTIES

	December 31, 2006	Additions	Write-down	March 31, 2007
Acquisition costs:
Target Claims, NWT	$ 91,000	$ -	$ -	$ 91,000
Gold Hill, Alaska	382,897	-	-	382,897
MacInnis Lake, NWT	110,000	-	-	110,000
C de Baca, NM	82,547	-	-	82,547
Diamond Peak, NV	41,462	-	-	41,462

	707,906	-	-	707,906

Exploration costs:
Target Claims, NWT	57,098	-	-	57,098
Gold Hill, Alaska	346,631	3,439	-	350,070
MacInnis Lake, NWT	243,515	-	-	243,515
C de Baca, NM	16,546	16,837		33,383

	663,790			684,066

	$ 1,371,696			$ 1,391,972

Target Claims, Northwest Territories, Canada

Effective January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incurring a minimum of $100,000 (subsequently revised to $50,000) in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  The Company intends to maintain the Target 1 Claim.

During the three month period ended March 31, 2007 the Company did not incur any exploration costs on the Target Claim.

NOTE 3.

MINERAL PROPERTIES (continued):

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company will assume all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended:

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                    $    5,000 (paid)

2005                 150,000 (incurred)                        15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000                                         25,000 (paid subsequent to December 31, 2006)

2008                 250,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional NSR of 1%.

During the three month period ending March 31, 2007 the Company incurred the following exploration costs on the Gold Hill Property:

Amount
Field expenses	$ 1,728
Geological consulting	1,049
Travel	662
$ 3,439

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (issued) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 on or before April 1, 2007; $250,000 thirty months from April 1, 2005; $250,000 on or before April 1, 2008; $250,000 on or before April 1, 2009 and $500,000 on or before April 1, 2010).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake Project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

NOTE 3.

MINERAL PROPERTIES (continued):

MacInnis Lake, Northwest Territories, Canada (continued)

The Company did not incur any exploration expenses on the MacInnis Lake project during the three month period ended March 31, 2007.

Diamond Peak, Nevada, United States

On May 9, 2006 the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.) (paid)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter for 10 years

$ 50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing.  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

On the first anniversary date of this Agreement:

(a)

Issue 200,000 shares of Kokanee to the Company; and

(b)

Either pay US$35,000 to the Company or issue either 200,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$35,000, whichever is greater.

On the second anniversary date of this Agreement:

(a)

Issue 300,000 shares of Kokanee to the Company; and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000.

On the third anniversary date of this Agreement, either pay US$100,000 to the Company or issue to the Company either 600,000 common shares or that number of shares of Kokanee which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company

The option granted to Kokanee is for a term of three years from the date of this agreement, subject to the following annual mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the three month period ended March 31, 2007.

NOTE 3.

MINERAL PROPERTIES (continued):

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the Exchange (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To March 31, 2007, the Company has incurred total acquisition costs of $82,547 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $37,119 and the purchase price of $34,628 (US$30,000).

During the three month period ended March 31, 2007 the Company incurred the following exploration costs on the C de Baca project:

Geological consulting	$ 12,103
Permits and licenses	4,734
$ 16,837

NOTE 4.

RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2007, management fees of $15,000 (2006 - $15,000) were paid to a private company controlled by a director.   These transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:

Balance at December 31, 2005	10,005,742	3,400,520	364,319
Shares issued for mineral properties	100,000	40,000	-
Exercise of stock options	118,000	68,562	(23,862)
Private placement	1,140,000	855,000	-
Finders fees	-	(27,000)
Stock-based compensation	-	-	49,060

Balance at December 31, 2006	11,363,742	$ 4,337,082	$ 389,517
Exercise of stock options	196,000	63,800	-
Exercise of warrants	195,000	117,000	-

	11,754,742	$ 4,517,882	$ 389,517

Private Placements

On March 29, 2006 the Company announced a non-brokered private placement of up to 1,400,000 units at $0.75 per unit, with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $1.00 per share.  The first tranche of this private placement, comprised of 997,000 units, was completed in April, 2006 for gross proceeds of $747,750.    The second and final tranche of this placement, comprised of an additional 143,000 units for proceeds of $107,250, was completed in May, 2006, bringing the final total for this placement to 1,140,000 units.   All of these warrants were outstanding at March 31, 2007.

NOTE 5.

SHARE CAPITAL  (continued):

Stock Options

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

On September 5, 2006 the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  The granting of these options resulted in a stock based compensation expense of $49,060 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	768,000	$0.42	1.28 years
Options granted	550,000	0.52	-
Options exercised	(118,000)	0.38	-
Options cancelled and expired	(125,000)	0.40	-

Balance, December 31, 2006	1,075,000	$0.47	1.00 years
Options granted	-	-	-
Options exercised	(196,000)	0.33	-
Options cancelled and expired	-	-	-

Balance, December 31, 2006	879,000	$0.51	1.15 years

The following incentive stock options were outstanding and exercisable at March 31, 2007:

Number of Shares	Exercise Price	Expiry Date

50,000	$0.40	May 27, 2007
100,000	$0.40	August 31, 2007
44,000	$0.52	September 30, 2007
110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
200,000	$0.70	February 23, 2008
25,000	$0.85	March 30, 2008
300,000	$0.35	September 5, 2008
879,000

NOTE 5.

SHARE CAPITAL (continued)

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	1,000,058	0.52	1.40 years
Warrants issued	1,140,000	1.00	-
Warrants exercised	(62,500)	0.53	-
Warrants cancelled and expired	(100,000)	0.47	-

Balance, December 31, 2006	1,977,558	$ 0.82	0.97 years
Warrants issued	-	-	-
Warrants exercised	(195,000)	0.60	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2006	1,782,558	$ 0.84	1.01 years

In 2005 the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%.  These warrants were exercised during the three month period ended March 31, 2007.

The following warrants to acquire common shares were outstanding at March 31, 2007:

	Number of Shares	Exercise Price	Expiry Date

Warrants	470,000	$0.50	April 26, 2007
	172,558	$0.70	November 6, 2007
	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008

	1,782,558

NOTE 6.

SUPPLEMENTARY CASH FLOW DISCLOSURE:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

There were no significant non-cash transactions during the three six month periods ended March 31, 2007.

NOTE 7.

SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2007:

a)

On April 4, 2007 the Company entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of the Agreement with NUSTAR, MAX acquired a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

b)

On April 19, 2007 the Company entered into an agreement with a syndicate of agents led by Pacific International Securities Inc. and including Research Capital Corp (the “Agents”) for the private placement of up to 5,000,000 units (the “Units”) at a price of $1.00 per Unit, and of up to 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each Unit will consist of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit will consist of one common share of the company and one-half of a Warrant.  Each Warrant will be exercisable into one additional common share of the Company for a period of 18 months from closing at an exercise price of $1.30.  In addition, the Company arranged a concurrent non-brokered private placement of up to 1.5 million units.  The terms of the units in the non-brokered offering are the same as the terms of the units in the brokered Offering.

On May 14, 2007 the Company announced that it had increased the size of the non-brokered private placement, subject to acceptance for filing by the TSX Venture Exchange.   Including the previously announced non-brokered private placement, MAX will now issue on a non-brokered basis up to 209,000 flow-through units at a price of $1.20 per unit and up to 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of up to $3,000,800.

On May 24, 2007 the Company completed the brokered Offering of 5,000,000 Units at a price of $1.00 per Unit, and 500,000 FT Units at a price of $1.20 per FT Unit.  The shares and any shares acquired on the exercise of warrants are subject to a hold period expiring on September 25, 2007.  The Agents received a commission of 7% of the gross proceeds of the Offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 Units at $1.00 per Unit.   In addition, the Agents received 495,000 compensation options, with each compensation option entitling the Agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.

The Company has also closed the first tranche of the previously announced non-brokered placement and has issued 1,275,000 units.  The terms of the units in the non-brokered private placement are the same as the terms of the Units in the brokered Offering, with the shares and any shares acquired on the exercise of warrants subject to a hold period expiring on September 15, 2007.   Finders’ fees of $56,700 in cash and 67,500 share purchase warrants exercisable at $1.30 for a period of 18 months from closing were paid with respect to a portion of this private placement.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended March 31, 2007

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three month period ended March 31, 2007.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at May 29, 2007.

During the period under review, the Company focused on drill permitting for its C de Baca uranium project in Socorro County, New Mexico.  In addition, MAX began preparations for drilling in the spring of 2007 at the Gold Hill project in Alaska and reviewed numerous mineral exploration properties resulting in the acquisition, in April 2007, of an interest in 427 uranium exploration claims in the Colorado Plateau of Arizona (the “NUSTAR Claims”).

Gold Hill, Alaska

During the three month period ended March 31, 2007 MAX continued its planning for a drill program to explore the Gold Hill property for Molybdenum and Gold.  The Company had secured the necessary drill permits but was unable to secure a drill rig for the 2006 exploration season due to the limited availability of drill rigs and experienced drill crews in the Alaska region.  In October 2006 the Company conducted a property visit to Alaska with a drilling contractor and entered into an agreement for drilling of the property in late June of 2007.

The Gold Hill project comprises 3,873 hectares located next to the southern portion of the prolific Tintina Gold Belt in Alaska, approximately 200 kilometers south of Fairbanks, Alaska and approximately 20 kilometers west of the Denali Highway.  The property is accessible using hunting roads and trails.

The Company has determined that a drill program is necessary to confirm the reliability and relevance of original target data contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA).  At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been taken over the property which originally identified magnetic highs which were followed up for base metal, specifically molybdenum, mineralization.

The Gold Hill property was explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  At least 20 drill holes were drilled over the then 4,960 acre property.  The drill holes tested numerous soil anomalies, with significant molybdenum mineralization intersected, but only on the southwest side of Gold Hill.  The best of these, DDH 77-2, intersected quartz-molybdenum +/- pyrite grading 0-536 feet of 0.048% MoS2 with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization.  Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks.  This area of skarn development and mineralization is what the Company intends to explore during drilling planned for June, 2007.

The table below shows other intervals that contained significant mineralization.

Drill Hole

Interval

Mineralization

W.H. 76-1

60-120 feet

0.028% MoS2

0.0588% Cu

DDH 77-1

0-400 feet

0.0223% MoS2

0.0418 % Cu

Drill Hole

Interval

Mineralization

DDH GH-10

34-156.8

0.0427%MoS2

DDH GH-20

154-300

0.0235% MoS2

DDH GH-22

66-300

0.0317% MoS2

These drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was a single 500 foot drill hole drilled oblique to the strike of the beds. More exploration is needed to evaluate this mineralization.

There has been a NI 43-101 Geological Report completed on the Gold Hill project in July 2004 that has been filed on SEDAR and can be viewed on the Company’s web site at www.maxresource.com   The historic information provided above is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  There are no resources and reserve estimates relating to the Claims.  The original data provided by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.  Additional drilling on the Gold Hill property will be required in order to provide updated geological data compliant with National Instrument 43-101.

The Gold Hill project is the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 (issued in December, 2004) and a further 200,000 shares which were issued in December 31, 2005.

MAX has assumed all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Cumulative

Year               Work Commitment            Work Committment      Advance Royalty

2004               $100,000 (incurred)                  $   100,000

$   5,000 (paid)

2005                 150,000 (incurred)                      150,000

    15,000 (paid)

2006                 deferred to 2007                           250,000

    25,000 (paid)

2007                 250,000                                        500,000

                 25,000 (paid)

2008                 250,000                                        750,000

    50,000

2009                 500,000                                     1,250,000

    75,000

2010                 500,000                                     1,750,000

  100,000

2011                 500,000                                     2,250,000                100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

During the three month period ended March 31, 2007 the Company spent $1,049 for geological consulting services, $662 for travel and $1,728 for field expenses related to the Gold Hill property.

C de Baca Uranium project, New Mexico

The C de Baca project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both gravelled and cross county roads.

The C de Baca project was explored during the early 1980’s by Occidental Minerals, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geo-chemically well-defined depositional trend favours uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During this exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favourable system.  The best drill hole had 7.5 feet of 0.20% U3O8 at a depth of 291 feet.  Due to the geological formations in the area, Occidental Minerals felt that the property may be amenable to in-situ mining methods.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

Historic reports completed by Occidental Minerals in 1981 and 1982 indicated that they had identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs.) and that there was upside potential to find more mineralization. These reports are included in the uranium database acquired by MAX in June 2006 and are being evaluated.  The Occidental Minerals reports contain data not previous reviewed, including uranium grade thickness maps and copies of the original drilling logs.  These reports were thought to have been lost and support the historic resource estimate made by Occidental Minerals and previously reported by MAX.

This report by Occidental Minerals was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the Claims or on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and the historic information should not be relied upon.  Any resource and reserve estimates relating to the Claims are historical in nature, have not been verified by the Company’s qualified person and should not be relied upon.

In August, 2006 the Company filed for drill permits for the C de Baca project in New Mexico with a view to drilling in early 2007.   The drill permit was granted by the USDA Forest Service in early March, 2007 and on March 20th the Company contracted with Stewart Brothers Drilling Company of Milan, New Mexico for a drill program to commence at C de Baca Uranium property in May, 2007.  Drilling began on May 21, 2007 and will be comprised of 14 drill holes designed to allow MAX to be able to confirm the historic drilling data in order to enable a resource estimate in compliance with NI 43-101.

During the three month period ended March 31, 2007 the Company spent $12,103 for geological consulting on the C de Baca project as well as $4,734 for permitting.

NUSTAR Uranium Project, Colorado Plateau, Arizona

On April 4, 2007 MAX entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The NUSTAR uranium claim block is comprised of 427 mineral claims totaling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

The claims in the NUSTAR prospect area are located on the northwestern trend of uranium deposits in this area of Arizona. This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of uranium outcrops and surface uranium mineralization.  Exploration continued periodically, depending on the price of uranium, until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results on much of the work done on this area of the Colorado Plateau is reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and others.

The NUSTAR uranium occurrences are characterized as a breccia pipe which is thought to be caused by the movement of water through strata creating “rubble” zones and solution collapses. The uranium is precipitated within these zones at a reduction/oxidation interface due to changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.  MAX Resources has initiated plans to explore and expand known uranium drill targets, with preparations underway for a spring and summer exploration season consisting of regional mapping, soil gas acquisition, reviewing archived geologic data and completing a comprehensive regional geologic survey.   Drill targeting will focus on testing known geologic targets and uranium showings.

Mr. Clancy J. Wendt, P.Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the release of technical information contained herein.

Under the terms of the Agreement with NUSTAR, MAX purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

Private Placements closed in May 2007 for gross proceeds of $6,875,000

On April 19, 2007 the Company entered into an agreement with a syndicate of agents led by Pacific International Securities Inc. and including Research Capital Corp (the “Agents”) for the private placement of up to 5,000,000 units (the “Units”) at a price of $1.00 per Unit, and of up to 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each Unit will consist of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit will consist of one common share of the company and one-half of a Warrant.  Each Warrant will be exercisable into one additional common share of the Company for a period of 18 months from closing at an exercise price of $1.30.  In addition, the Company arranged a non-brokered private placement of up to 1.5 million units.  The terms of the units in the non-brokered offering are the same as the terms of the units in the brokered Offering.

On May 14, 2007 the Company announced that it had increased the size of the non-brokered private placement announced on April 19, 2007, subject to acceptance for filing by the TSX Venture Exchange.  Including the previously announced non-brokered private placement, MAX will now issue on a non-brokered private placement basis up to 209,000 flow-through units at a price of $1.20 per unit and up to 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of up to $3,000,800.  The price and other terms on the flow through and non-flow through units will be the same as those of the units offered in the brokered Offering.

On May 24, 2007 the Company completed the brokered Offering of 5,000,000 Units at a price of $1.00 per Unit, and 500,000 FT Units at a price of $1.20 per FT Unit.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on September 25, 2007.  The Agents received a commission of 7% of the gross proceeds of the Offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 Units at $1.00 per Unit.   In addition, the Agents received 495,000 compensation options, with each compensation option entitling the Agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.

The Company has also closed the first tranche of the previously announced non-brokered placement and has issued 1,275,000 units, with the shares and any shares acquired on the exercise of warrants subject to a hold period expiring on September 15, 2007.   Finders’ fees of $56,700 in cash and 67,500 share purchase warrants exercisable at $1.30 for a period of 18 months from closing were paid with respect to a portion of this private placement.

The second tranche of the non-brokered private placement, to comprise up to 209,000 flow-through units and up to an additional 1,475 non-flow-through units, is expected to close prior to the end of May, 2007.

Results of Operations – Three months ended March 31, 2007

During the three month period ended March 31, 2007, the Company incurred operating expenses of $100,587 as compared to operating expenses of $181,289 for the three month period ended March 31, 2006.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Office expense of $4,249 incurred during the three month period ended March 31, 2007 increased from the $1,818 incurred during the same period a year prior due to printing of additional shareholder materials.

Transfer agent, filing fees and shareholder relations expenses decreased to a total of $56,160 during the three month period ended March 31, 2007 from the $66,014 incurred during the same period a year prior due to reduced advertising costs during the current period.

Stock-based compensation expense of $80,105, a non-cash item, was incurred during the three month period ended March 31, 2006 for the granting of options to officers, directors and consultants, apportioned as to $9,724 for consultants and $70,381 for officers and directors.  As no stock options were granted during the three month period ended March 31, 2007, there was no stock-based compensation expense incurred during the current fiscal period.

During the current fiscal period, the Company incurred travel costs of $7,842 primarily for attendance at trade shows and new project evaluation.  This compares to travel expenses of $1,848 incurred during the three month period ended March 31, 2007 for trade show attendance.

Professional fees of $7,686 incurred during the three month period ended March 31, 2007 were increased from the $262 incurred during the three month period ended March 31, 2006 due to additional accounting fees incurred during the current period that related to completion of the audited financial statements for the prior fiscal year ended December 31, 2006.

Interest income of $6,738 earned during the three month period ended March 31, 2007 increased from the $2,076 earned during the same period a year prior due to the Company maintaining a higher cash balance on deposit during the current period.

As a result of the foregoing, the net loss for the three month period ended March 31, 2007 was $100,849 as compared to a net loss for the three month period ended March 31, 2006 of $179,213.

Summary of Quarterly Results

	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Revenue	6,738	5,688	6,372	5,322	2,076	849	300	513
Net Loss ($)	100,849	75,522	340,461	126,962	179,213	210,636	88,883	90,970
Loss Per Share($)	0.009	0.007	0.030	0.012	0.018	0.028	0.011	0.013

The loss for the third quarter of fiscal 2005, at $88,883, was reduced slightly from the $90,970 incurred during the second quarter of fiscal 2005, with reductions during the third quarter in professional fees and travel expense offset, by an increase in stock-based compensation expense to $36,960.

During the fourth quarter of fiscal 2005, the net loss increased to $210,636, primarily due to an increase in the transfer agent, filing fees and shareholder relations expenditures charged during the quarter to $70,268 from the $21,886 incurred during the third quarter, and a write-down of mineral properties of $57,000 charged during the fourth quarter due to the abandonment of the Target 2 Claim.

The net loss for the first quarter of fiscal 2006 decreased to $179,213 primarily due to the elimination of the mineral property write-down expense of $57,000 incurred during the fourth quarter of fiscal 2005.  As no stock options were granted during the second quarter, there was no charge for stock based compensation and the net loss for the period was reduced to $126,962.

The net loss for the third quarter of fiscal 2006 increased to $340,461 primarily due to a write-down of mineral properties of $218,125 due to the abandonment of the Thomas mountain project.

As there were no property write-downs or options granted during the fourth quarter of fiscal 2006, the net loss was reduced to $75,522.

The net loss for the first quarter of fiscal 2007 increased to $100,849 from the $75,522 incurred during the fourth quarter of fiscal 2006 due to increased expenditures for filing fees, advertising, trade shows and travel.

Liquidity and Solvency

At March 31, 2007 the Company had working capital of $877,218 and cash and short term investments on hand of $877,677.  This compares to working capital of $845,962 and cash on hand of $880,201 at December 31, 2006.

The decrease in cash of $702,524 during the three month period ended March 31, 2007 was primarily due to the transfer of cash to a short term investment of $700,000.  During the three month period ended March 31, 2006 cash decreased by $130,480 due to cash used by operations of $104,857 and expenditures on mineral properties of $58,623, offset by cash received from the issuance of shares of $33,000.

As of March 31, 2007 the Company had sufficient cash on hand to fund the drill program planned for the C de Baca project in New Mexico in May 2007 and its general and administrative expenses for the first half of fiscal 2007.  On May 15, 2007 MAX completed the first tranche of a non-brokered private placement of $1,275,000 units at $1.00 and on May 24, 2007 completed a brokered Offering of 500,000 flow-though units at $1.20 per unit and 5,000,000 non-flow-through units for gross proceeds of $5,600,000.   As of the date of this report, MAX has in excess of $7.5 Million in cash and short-term investments, which will provide sufficient working capital to fund exploration on its properties in Alaska, New Mexico, Arizona and the Northwest Territories though fiscal 2008.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Disclosure Controls and Procedures

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

AS required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of March 31, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at March 31, 2007.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

Related Party Transactions

During the three month period ended March 31, 2007 the Company paid management fees of $15,000 to a private company controlled by Stuart Rogers, the President of the Company.  This is unchanged from the $15,000 paid to this same company during the three month period ended March 31, 2006.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, note payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Investor Relations

The Company incurred expenditures of $47,779 on investor relations during the three month period ended March 31, 2007.  This figure was comprised of $1,068 for dissemination of news releases, $28,348 for consulting services and trade shows and $18,363 for advertising and web site maintenance in both North America and Europe.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of May 29, 2007.

Equity Securities Issued and Outstanding

The Company had 19,449,312 common shares issued and outstanding as of May 29, 2007.  Included in this total are 100,000 shares held in escrow.  In addition, there were 879,000 stock options and 5,362,343 warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date May 31, 2007

By:     /s/ Stuart Rogers

Stuart Rogers

Director